FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 7, 2008

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

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____

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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INDEX TO EXHIBITS

Item

1.	Press release entitled, ” AU Optronics Corp. April 2008 Consolidated Revenue Totaled NT$42.4 Billion ”, dated May 7, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: May 7, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. April 2008 Consolidated Revenue Totaled NT$42.4 Billion

Issued by: AU Optronics Corp.
Issued on: May 7, 2008

Hsinchu, Taiwan, May 7, 2008 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its April 2008 revenue with preliminary consolidated and unconsolidated basis of NT$42,401 million and NT$42,071 million.  It represented 9.9% and 10% sequential decrease, but posted 34.4% and 33.4% year-over-year growth.

April shipments for large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and other applications, experienced low season, down 7.7% sequentially to 7.38 million units.  Small- and -medium-sized panel shipments reached 14.5 million units, a 6.3% month-over-month increase.

(a) Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches
Sales Report: (Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
April 2008	42,401	42,071
March 2008	47,059	46,761
M-o-M Growth	(9.9%)	(10.0%)
April 2007	31,551	31,549
Y-o-Y Growth	34.4%	33.4%
Jan to Apr 2008	179,031	178,310
Jan to Apr 2007	112,271	112,243
Y-o-Y Growth	59.5%	58.9%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou)

Corporation, AU Optronics (Shanghai) Corporation, Tech - Well (Shanghai) Display Co., AU Optronics (Xiamen) Corp., Darwin Precisions (L) Corp. , Toppan CFI (Taiwan) Co, Ltd. and AU Optronics (Czech) s.r.o.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world 2nd largest manufacturer* of large-sized thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20%* of global market share in Q1/2008 and revenues of NT$480.2 billion (US$14.81billion)* in 2007.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT-LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large-sized (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 1Q2008 WW Large-Area TFT-LCD Shipment Report dated Apr 24, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

For more information, please contact:
Fiona Chiu                                                  Yawen Hsiao
Corporate Communications Dept              Corporate Communications Dept.
AU Optronics Corp                                     AU Optronics Corp.
Tel:  +886-3-5008899 ext 3206                  +886-3-5008899 ext 3211
Fax: +886-3-5772730                                 +886-3-5772730
Email: fiona.chiu@auo.com                     yawen.hsiao@auo.com